Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ITS 2013 CAPITAL BUDGET

FOR IMMEDIATE RELEASE, January 9, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that the Board of Directors has approved its capital budget for 2013.

Penn West has a leading position in several emerging and established light-oil resource plays as well as numerous other large scale resource opportunities. Control of this quality asset base affords Penn West the ability to allocate capital to achieve a range of strategic goals. In the past several years, Penn West has balanced appraisal of its significant resource base with a meaningful dividend. In 2013, Penn West plans to remain committed to the dividend model and to improving capital efficiencies and production reliability. Over the long-term, Penn West remains focused on realizing the significant value inherent in our extensive light oil resource base. Consistent with this plan, the Board has approved a 2013 Base Capital Budget of $900 million with the possibility of an additional $300 million based on certain conditions, as described below.

Capital Budget

Penn West commenced lease preparation and drilling related activity through the latter half of the fourth quarter, with ten rigs operating by mid-December 2012, establishing momentum for the 2013 capital program.

The focus of the 2013 capital budget is to improve capital efficiencies by focusing capital on those projects that, on average, are expected to produce flowing barrel efficiencies in the $35,000 to $40,000 per boe per day range while also attaining a minimum 20 percent internal rate of return target. We adopted a more balanced pace of drilling, with the 2013 program peaking at approximately 20 rigs in the first quarter, versus 38 rigs in the first quarter of 2012. This strategy is expected to result in a more optimal level of activity from a capital efficiency perspective. Facilities expansion projects completed in 2011 and 2012 are expected to accommodate production volume additions in our key project areas in 2013.

The 2013 Base Capital Budget is $900 million and includes an option to layer in up to $300 million of incremental capital weighted in the second half of the year. This incremental capital is subject to commodity price and crude oil differential realizations, demonstrating expected capital efficiencies and ongoing strategic portfolio management. Penn West will announce in advance, if we plan to spend beyond the Base Capital Budget of $900 million.

Production Forecast

The 2013 Base Capital Budget will be directed predominantly toward light oil projects within Penn West’s resource assets portfolio. The weighting is expected to increase the corporate oil and liquids split of current production volumes of approximately 62 percent, post the divestments that closed in December, 2012, to a range of approximately 65 to 68 percent at year end 2013 dependent upon capital spending levels. As in prior years, base natural gas production will be allowed to decline while the focus of the capital program will be to grow oil production. This is a pattern that Penn West has demonstrated consistently over the past several years. We are committed to continuing improvements in corporate netback realizations through our capital rotation from natural gas weighted base assets to our light oil weighted core resource assets. Natural gas opportunities remain in inventory until we can see a sustained increase in product prices and therefore rates of return.

After accounting for the divestment of approximately 13,000 boe per day, production declines associated with limited operational activity in the second half of 2012, and lower peak drilling activity planned for the first quarter of 2013, the Company forecasts 2013 average annual production to be in the range of

135,000 to 145,000 boe per day. The 2013 Base Capital Budget is expected to maintain average production volumes approximately flat to modestly lower relative to year-end 2012 levels.

One of our overall aims for 2013 is to enhance production reliability of our base assets. Planned activities under the 2013 Base Capital Budget are focused on optimizing field operations through tighter planning and execution in facility turnarounds, and improved field recovery processes with particular attention to well, pipeline and small facilities repairs. Penn West has several major turnaround programs planned in June and July of 2013 that are expected to bring approximately 10,000 boe per day of production off-line and impact production volumes in the second and third quarters of 2013.

Allocation of 2013 Base Capital

The 2013 Base Capital Budget is planned to be allocated 90 percent toward light oil projects. Capital investment will be focused on fewer areas and where facilities are in place with the intention of driving better capital efficiencies. Planned facilities and well equipping capital spending has been significantly reduced in 2013 relative to 2012 due to the completion of various facilities expansion projects in 2011 and 2012. Over the past several years, Penn West has allocated capital to appraisal and validation of our light oil resources, exploration and complementary land acquisitions. Given our significant inventory of over 7,000 light oil and liquids locations, allocation to these activities has been limited under the 2013 Base Capital Budget.

Forecast Capital Allocation Summary (Percent of Capital)

	2012*	2013*
Drilling and Completions	61	74
Facilities and Well Equipping	35	23
Land and Exploration	3	1
Corporate	1	2

*estimated

Forecast Capital Allocation By Play

Percent of Base Capital Budget
Spearfish	30
Slave Point	14
Cardium	13
North/Peace River Arch	11
Central	11
Viking	7
Non-Op/Other	9
JV’s	4
Exploration	1

Divestitures Update

On December 19, 2012, Penn West announced the successful completion of several divestments for total proceeds of approximately $1.35 billion. Total production associated with the combined divestments was approximately 13,000 boe per day. Divested assets were predominantly located outside the Company’s core operating areas, represented inventory that was in the bottom tier from a capital efficiency and rate of return perspective, and did not fit with our ongoing strategy.

Financial Management

The proceeds of approximately $1.35 billion from recently completed divestments have been applied against Penn West’s credit facility providing improved financial flexibility and put Penn West in a stronger financial position. Current indebtedness outstanding on the facility is approximately $800 million with remaining capacity of approximately $2.2 billion. Balance sheet strength is further enhanced by our significant hedging portfolio in both crude oil and natural gas for 2013, which provides for greater certainty of cash flows to support our capital and the dividend programs. Acquisition and divestitures will continue to be an integrated element of Penn West’s ongoing strategy supporting the continued financial management focus on debt reduction.

Penn West currently has commodity hedge contracts in place on 55,000 barrels per day of crude oil, representing over 80 percent of forecast 2013 crude oil volumes net of royalties, using collars with an average floor price of US $91.55 per barrel and ceiling of US$104.42 per barrel. On the natural gas side, Penn West has commodity hedge contracts in place on 125,000 mcf per day, representing over 45 percent of forecast 2013 natural gas volumes net of royalties, at an average price of C$3.34 per mcf.

Organizational Update

Penn West is pleased to announce several appointments within the Company.

Mr. Dave Middleton has assumed the role of Executive Vice President, Operations Engineering. In this role Dave will have responsibility for the direction of all operations activities including: surface land, drilling, completions, facilities and supply chain management. Dave has served in this capacity on an interim basis since November 2012. Dave has over 32 years of industry experience and has been with Penn West for over 13 years, holding a variety of leadership positions. His knowledge and experience have helped to focus key planning and execution functions in this department. In addition, Dave will carry on in his capacity as Managing Director for the Peace River Oil Partnership.

Mr. Mark Fitzgerald, Senior Vice President, Development, has assumed the additional responsibility of managing the Acquisition and Divestitures (“A&D”) function. Mark has broad managerial experience and has served in A&D roles in prior employment. Aligning the A&D function with Development facilitates an even greater integration between Penn West’s resource development portfolio and optimal acquisition and divestment strategy.

Mr. Tony Horvat has been promoted to the position of General Manager, Corporate Planning. Tony’s strong engineering background and prior experience in Penn West’s reserves and resources planning function make him an outstanding addition to our leadership group.

Mr. Laurence Broos has been promoted to the position of Treasurer, reporting directly to the Chief Financial Officer, and assumes additional financial responsibilities. Laurence has an extensive history within Penn West’s finance team and a solid background in corporate finance.

The evaluation of potential candidates for the role of Chief Operating Officer is proceeding as expected. In the interim, Mr. Murray Nunns, President and Chief Executive Officer, continues to carry out the duties of Chief Operating Officer.

Conference Call Details

A conference call will be held to discuss Penn West’s 2013 Budget at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, January 10, 2013.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (North America toll-free).

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:

http://event.on24.com/r.htm?e=562306&s=1&k=705A1821E86F2C4E9D5E7B4EC24DE191

A digital recording will be available for replay two hours after the call’s completion, and will remain available until January 23, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (North America toll-free) and enter Conference ID 86592502, followed by the pound (#) key.

Disclaimer

Certain information in this press release is included to provide investors with information about our expectations as at January 9, 2013 for production and capital expenditures for 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013, including any future acquisition and divestiture activity.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

This news release is primarily comprised of statements as to Penn West’s internal projections or beliefs relating to future events or future performance, including without limitation, Penn West’s capital budget and production forecast for 2013, which constitute forward-looking statements or information (collectively, “forward looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that we have a leading position in four of Canada’s five largest light-oil producing regions as well as numerous other large scale resource opportunities and our belief that this position affords Penn West the ability to allocate capital to achieve a range of strategic goals; our plan to remain committed to the dividend model and to improving capital efficiencies and production reliability in 2013; our expectation to remain focused on realizing the significant value inherent in our extensive light oil resource base; our planned 2013 Base Capital Budget of $900 million; the possibility of $300 million in additional capital spending depending on conditions including commodity price and crude oil differential realizations, demonstrating expected capital efficiencies and ongoing strategic portfolio management; our forecast for 2013 average production to be in the range of 135,000 to 145,000 boe per day; our belief that the reduction in the amount outstanding under Penn West’s credit facility will provide improved financial flexibility; the focus of our 2013 capital plan on improving capital efficiencies by focusing capital on those projects that, on average, are expected to produce flowing barrel efficiencies in the $35,000 to $40,000 per boe per day range while also attaining a minimum 20 percent internal rate of return; our plans for our 2013 drilling program to peak at approximately 20 drilling rigs in the first quarter of 2013; our expectation that our 2013 drilling program will result in a more optimal level of activity from a capital efficiency perspective; our expectation that facilities expansion projects completed in 2011 and 2012 should accommodate production volume additions in 2013; our plan for 2013 capital spending to be directed predominantly toward light oil projects; our expectation for corporate oil and liquids weighting of production volumes to increase from approximately 62 percent of production in 2012 after the effect of the divestments that closed in December 2012 to a range of approximately 65 to 68 percent of production at the end of 2013; our plan to remain committed to continuing improvements in corporate realizations through our capital rotation from natural gas weighted base assets to our light oil weighted core resource assets; our expectation for spending under the 2013 Base Capital Budget to maintain average production volumes approximately flat to modestly lower relative to year-end 2012 levels; our planned activities under the 2013 Base Capital Budget and expected focus on optimizing field operations through tighter planning and execution in facility turnarounds, and improved field recovery processes with particular attention to well, pipeline and small facilities repairs; our plans for major turnaround programs in June and July 2013, associated volumes of production expected to be brought off-line and expected impact on production volumes in 2013; all details relating to our planned allocation of the 2013 Base Capital Budget, including amounts anticipated to be spent by capital spending category and by play; our belief that our balance sheet strength is enhanced by our hedging portfolio in both crude oil and natural gas for 2013; our belief that our hedging portfolio provides greater certainty of cash flows to support our capital and dividend programs; and our expectation that acquisitions and divestitures will remain an important element of Penn West’s 2013 and ongoing strategy.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; our ability to access the remaining capacity on our credit facility; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements. In particular, it should be noted that our current guidance for our forecast average production levels and the planned allocation of capital spending for 2013 assume the 2013 Base Capital Budget of $900 million and do not reflect the possible additional $300 million in capital spending that might be implemented if determined appropriate – any such additional capital spending could have a material impact on our guidance.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that our 2013 capital expenditure levels and / or production levels will be materially lower or higher than currently forecast and that our operational and financial performance and the market value of our securities is adversely affected thereby; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the prices of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our most recent Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com
Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com